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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response..............11

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 15)*
Hawkins, Inc.
(Name of Issuer) Common Stock, Par Value $.05 per share
(Title of Class of Securities) 420261 10 9
(CUSIP Number) December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-02)

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hawkins, Inc. Employee Stock Ownership Plan and Trust (a) 41-0771293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,642,022
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 1,642,022
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,022
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%
12	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer

Hawkins, Inc.

(b)	Address of Issuer's Principal Executive Offices
3100 East Hennepin Avenue
Minneapolis, MN 55413

Item 2.

(a)	Name of Person Filing[1]
Hawkins, Inc. Employee Stock Ownership Plan and Trust

(b)	Address of Principal Business Office or, if none, Residence Residence c/o Hawkins, Inc. 3100 East Hennepin Avenue Minneapolis, MN 55413

(c)	Citizenship Minnesota

(d)	Title of Class of Securities Common Stock, Par Value $.05 per share

(e)	CUSIP Number 420261 10 9

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

_________________________

1  See note (a)

NOTES

           (a)    The Trustee of the Hawkins, Inc. Employee Stock Ownership Plan and Trust (the “ESOP”) is Alerus Financial, N.A. The ESOP allows plan participants to direct voting of shares allocated to their plan accounts, and all shares held by the ESOP and reported on this Schedule are allocated to plan participant accounts. Under the applicable trust agreement, the Trustee is to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustee may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustee also has limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustee disclaims beneficial ownership of the shares attributed to it in its capacity as Trustee of the ESOP.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,642,022.

(b)	Percent of Class: 16.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 1,642,022.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 1,642,022.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The plan participants and beneficiaries of the Hawkins, Inc. Employee Stock Ownership Plan have the right to receive dividends from and the proceeds from the sale of the shares reported on this Schedule. No person has such a right with respect to more than 5% of the Issuer’s outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWKINS, INC. EMPLOYEE STOCK OWNERSHIP TRUST
Dated: February 10, 2009	By: Alerus Financial, N.A Trustee
By: /s/ Richard Joseph Title: Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)